GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03037725

Stockholm, November 20, 2003

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

For and on behalf of
Gambro AB

Pia Irell
Director, Investor Relations
Tel. + 46 8-613 65 91
Fax +46 8 613 65 78

Enclosure:
Press Release November 11, 2003 – Nomination of Board Members for the 2004 Annual General Meeting

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,770 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,300 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

Nomination of Board Members for the 2004 Annual General Meeting

Stockholm, Sweden, November 11, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that in accordance with the decision made by Gambro's Annual General Meeting on April 10, 2003, it is hereby announced that the following persons, representing the largest shareholders in Gambro AB, together with the Chairman of the Board, Claes Dahlbäck, who represents Investor AB, will make a proposal for the composition of the Board of Directors, to be submitted to the Annual General Meeting for decision.

The representatives are:
Peter Rudman, Nordea's mutual funds
Lars Otterbäck, Alecta
Sten Kottmeier, AMF Pension

The Annual General Meeting of Gambro AB will be held Tuesday, April 13, 2004.

Shareholders who would like to suggest representatives for Gambro AB's board can contact Gambro's Chairman Claes Dahlbäck, also Chairman of Investor AB, at the e-mail address chairman@investorab.com

GAMBRO AB

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,350 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com